Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai-400093, Maharashtra

STATEMENT OF AUDITED STANDALONE RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2017

				(₹ in Crore except as stated)

		Quarter ended			Year ended
S. No.	Particulars	31.03.2017 (Audited) (Refer Note 9)	31.12.2016 (Unaudited)	31.03.2016 (Audited) (Refer Note 9)	31.03.2017 (Audited)	31.03.2016 (Audited)
1	Revenue

	a) Revenue from Operations	11,621.36	10,132.04	9,175.15	38,540.42	36,022.57

	b) Other Income	7,899.75	921.64	7,077.32	9,704.92	9,925.63

	Total Revenue	19,521.11	11,053.68	16,252.47	48,245.34	45,948.20

2	Expenses

	a) Cost of materials consumed	5,626.73	5,084.89	4,416.20	18,787.72	17,162.79

	b) Purchases of stock-in-trade	240.33	155.26	142.54	579.79	714.67

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	122.21	(383.77)	108.60	(417.41)	116.95

	d) Employee benefits expense	174.00	190.55	173.19	784.35	706.26

	e) Depreciation, depletion and amortisation expense	692.78	752.80	1,059.47	2,986.29	4,287.13

	f) Power and fuel charges	1,416.13	1,152.82	978.74	4,581.67	4,359.09

	g) Excise duty on sales	518.85	447.15	492.22	1,877.16	1,928.29

	h) Share of expenses in producing oil and gas blocks	243.54	246.89	299.28	1,000.12	1,127.56

	i) Other expenses	1,328.96	1,315.89	1,128.54	4,695.58	4,116.55

	j) Finance costs	1,020.36	1,021.47	992.66	3,896.16	3,600.44

	Total expenses	11,383.89	9,983.95	9,791.44	38,771.43	38,119.73

3	Profit before exceptional items and tax	8,137.22	1,069.73	6,461.03	9,473.91	7,828.47

4	Exceptional items	(3,521.44)	1,180.37	21,518.47	(1,324.10)	25,588.02

5	Profit / (loss) before tax	11,658.66	(110.64)	(15,057.44)	10,798.01	(17,759.55)
6	Tax Expense
	Net Current tax expense/(benefit)	0.88	1.28	(124.56)	2.16	(117.78)
	Net Deferred tax (benefit)/expense	(42.69)	(153.76)	(5,538.35)	(272.85)	(5,735.54)
	Net tax (benefit)/expense	(41.81)	(152.48)	(5,662.91)	(270.69)	(5,853.32)

7	Net Profit / (loss) for the period/year (a)	11,700.47	41.84	(9,394.53)	11,068.70	(11,906.23)

8	Net Profit / (loss) for the period/year before exceptional items	8,266.07	1,222.21	6,496.10	9,831.64	8,045.72

9	Other Comprehensive Income
(i)	(a) Items that will not be reclassified to profit or loss	20.52	9.22	(2.64)	27.63	18.31
	(b) Tax expense/ (benefit) on items that will not be reclassified to profit or loss	(1.92)	1.65	(1.29)	(1.34)	1.08
(ii)	(a) Items that will be reclassified to profit or loss	(251.63)	157.71	(91.71)	(81.23)	1,089.64
	(b) Tax expense/ (benefit) on items that will be reclassified to profit or loss	9.43	(0.34)	1.58	31.63	6.23

	Total Other Comprehensive Income/(loss) (b)	(238.62)	165.62	(94.64)	(83.89)	1,100.64

10	Total Comprehensive Income/(loss) for the period/ year (a+b)	11,461.85	207.46	(9,489.17)	10,984.81	(10,805.59)

11	Paid-up equity share capital (face value of Re. 1 each)	296.50	296.50	296.50	296.50	296.50

12	Reserves excluding revaluation reserve as per balance sheet				79,396.35	78,865.69

13	Earnings/(Loss) per share after exceptional items (Rs.) *(not annualised) (refer note 4)

	-Basic & Diluted	31.29 *	(0.07)*	(25.45)*	29.04	(32.76)
14	Earnings/(Loss) per share before exceptional items (Rs.) *(not annualised) (refer note 4)

	-Basic & Diluted	22.05 *	3.10 *	17.29 *	25.72	20.91

		Quarter ended			Year ended
S. No	Segment Information	31.03.2017 (Audited) (Refer Note 9)	31.12.2016 (Unaudited)	31.03.2016 (Audited) (Refer Note 9)	31.03.2017 (Audited)	31.03.2016 (Audited)
1	Segment Revenue
a)	Copper	5,765.81	4,752.74	4,859.76	19,011.08	18,804.46
b)	Iron Ore	1,301.23	1,448.25	902.98	4,289.63	2,428.00
c)	Aluminium	3,114.95	2,535.63	1,990.80	9,898.00	7,929.09
d)	Power	232.86	216.28	499.81	801.93	2,162.07
e)	Oil & Gas	1,129.58	1,144.09	923.06	4,357.10	4,649.41

	Total	11,544.43	10,096.99	9,176.41	38,357.74	35,973.03
Less:	Inter Segment Revenue	3.92	4.12	12.49	12.87	44.09

	Sales/Income from Operations	11,540.51	10,092.87	9,163.92	38,344.87	35,928.94

Add:	Other Operating Revenue	80.85	39.17	11.23	195.55	93.63

	Revenue from operations	11,621.36	10,132.04	9,175.15	38,540.42	36,022.57

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Copper	400.36	383.78	500.56	1,526.59	2,150.59
b)	Iron Ore	293.15	428.18	213.02	1,107.84	331.88
c)	Aluminium	398.57	243.40	96.53	755.46	207.90
d)	Power	12.92	37.68	(5.91)	50.85	96.59
e)	Oil & Gas	236.93	154.00	(410.70)	455.00	(1,197.00)

	Total	1,341.93	1,247.04	393.50	3,895.74	1,589.96

Less:	Finance costs	1,020.36	1,021.47	992.66	3,896.16	3,600.44
Add:	Other unallocable income net off expenses	7,815.65	844.16	7,060.19	9,474.33	9,838.95

	Profit before tax and exceptional items	8,137.22	1,069.73	6,461.03	9,473.91	7,828.47

Less:	Exceptional items	(3,521.44)	1,180.37	21,518.47	(1,324.10)	25,588.02

	Profit/(loss) before tax	11,658.66	(110.64)	(15,057.44)	10,798.01	(17,759.55)

3	Segment Assets
a)	Copper	7,829.94	8,712.73	7,885.46	7,829.94	7,885.46
b)	Iron Ore	3,283.30	3,501.64	3,315.66	3,283.30	3,315.66
c)	Aluminium	41,710.24	41,777.31	33,801.70	41,710.24	33,801.70
d)	Power	3,229.82	3,116.23	9,629.09	3,229.82	9,629.09
e)	Oil & Gas	10,051.79	11,949.09	13,495.12	10,051.79	13,495.12
f)	Unallocated	100,078.74	124,333.86	114,497.38	100,078.74	114,497.38

	Total	166,183.83	193,390.86	182,624.41	166,183.83	182,624.41

4	Segment Liabilities
a)	Copper	10,863.06	12,343.68	12,424.77	10,863.06	12,424.77
b)	Iron Ore	1,446.16	1,196.97	1,029.04	1,446.16	1,029.04
c)	Aluminium	9,366.55	7,926.78	5,524.77	9,366.55	5,524.77
d)	Power	177.10	359.58	1,268.35	177.10	1,268.35
e)	Oil & Gas	3,232.92	3,830.86	4,283.07	3,232.92	4,283.07
f)	Unallocated	61,329.94	87,599.72	78,856.97	61,329.94	78,856.97

	Total	86,415.73	113,257.59	103,386.97	86,415.73	103,386.97

The main business segments are (a) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore including pig iron & metallurgical coke (c) Aluminium which consist of manufacturing of alumina and various aluminium products and (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively. During the year due to merger of Cairn India Ltd. with Vedanta Ltd. new segment of “Oil & gas” has been reported (refer note 4).

Three units of 600 MW each at Jharsuguda have been converted from commercial power plant to captive power plant pursuant to an order of Orissa Electricity Regulatory Authority. Accordingly, the revenue, results, segment assets and segment liabilities of these plants have been disclosed as part of Aluminium segment with effect from April 1, 2016.

	Vedanta Limited
	Statement of Assets and Liabilities
		(₹ in Crore)

Particulars		As at March 31, 2017 (Audited)	As at March 31, 2016 (Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	36,041.77	33,697.32
	(b) Capital Work in Progress	12,215.15	16,410.40
	(c) Exploration Intangibles under development	5,027.67	4,747.14
	(d) Other Intangible assets	155.70	155.66
	(e) Financial assets
	(i) Investments	66,416.74	86,370.24
	(ii) Trade receivables	551.00	—
	(iii) Others	387.96	318.97
	(f) Deferred tax assets (net)	1,958.30	1,693.05
	(g) Other non-current assets	1,863.03	1,596.64
	(h) Advance tax assets	2,188.77	2,153.31

	Total non-current assets	126,806.09	147,142.73

2	Current assets
	(a) Inventories	5,540.37	5,228.66
	(b) Financial Assets
	(i) Investments	19,668.45	14,676.99
	(ii) Trade receivables	1,529.20	1,926.53
	(iii) Cash and cash equivalents	637.52	1,317.69
	(iv) Other Bank Balances	776.39	573.20
	(v) Loans	285.88	397.93
	(vi) Others	9,272.83	10,187.51
	(c) Other Current Assets	1,667.10	1,173.17

	Total current assets	39,377.74	35,481.68

	Total assets	166,183.83	182,624.41

B	EQUITY AND LIABILITIES
1	EQUITY
	(a) Share capital *	371.75	371.75
	(b) Other equity (Reserves and Surplus)	79,396.35	78,865.69

	Total Equity attributable to shareholders	79,768.10	79,237.44

	LIABILITIES
2	Non-current Liabilities
	(a) Financial liabilities
	(i) Borrowings	22,247.98	23,216.73
	(ii) Other financial liabilities	3,208.19	198.89
	(b) Provisions	808.04	906.25
	(c) Other non-current liabilities	2,540.79	10,433.25

	Total non-current liabilities	28,805.00	34,755.12

3	Current Liabilities
	(a) Financial liabilities
	(i) Borrowings	14,309.30	7,402.01
	(ii) Trade payables	14,975.17	13,458.89
	(iii) Other financial liabilities	24,638.93	45,037.24
	(b) Other current liabilities	3,560.68	2,605.99
	(c) Provisions	81.97	83.98
	(d) Current Tax Liabilities	44.68	43.74

	Total current liabilities	57,610.73	68,631.85

	Total Equity and Liabilities	166,183.83	182,624.41

*	Equity share capital includes Rs. 75.25 Crores on account of equity shares which are to be issued pursuant to the merger (Refer Note 4)

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter and year ended March 31, 2017 have been reviewed by the Audit Committee and approved by the Board of Directors in their respective meetings held on May 15, 2017.

2	The Board of Directors in its meeting held on March 30, 2017 declared an interim dividend @ 1770% i.e. Rs 17.70 per equity share of Re 1/- each. This together with first interim dividend already paid is 1945% i.e. Rs 19.45 per equity share for the financial year 2016-17.

The Board had also approved dividend of Rs 17.70 per equity share to shareholders of erstwhile Cairn India Limited, who have become shareholders of the Company as per the record date i.e. April 27, 2017 fixed for the purpose as detailed in note 4 below.

3	The financial results of the Company have been prepared in accordance with the Indian Accounting Standards (“Ind AS”) as prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder. The date of transition to Ind AS is April 1, 2015. The Company had previously issued its unaudited financial results for periods through December 31, 2016, prepared in accordance with the recognition and measurement principles of IND-AS, based on its preliminary selection of exemptions and accounting policies. Since all such policies and exemptions have now been finalised, financial results for all periods from April 1, 2015 have now been restated to give effect of the same.

4	On July 22, 2016, Vedanta Limited and Cairn India Limited revised the terms of the proposed merger between Vedanta Limited and Cairn India Limited which was initially announced on June 14, 2015. As per the revised terms, upon the merger becoming effective, non-controlling i.e. public shareholders of Cairn India Limited will receive for each equity share held in Cairn India Limited, one equity share in Vedanta Limited of face value ₹ 1 each and four 7.5% Redeemable Preference Shares in Vedanta Limited with a face value of ₹ 10 each. No shares were to be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India Limited.

During the current quarter, the Company received all substantive approvals, necessary for effecting the merger. The Board of Directors of the Company have made the Scheme of Arrangement between Vedanta Limited and Cairn India Limited and their respective shareholders’ and Creditors effective on April 11, 2017.

In accordance with Ind AS 103 “Business Combinations”, the financial results for all periods on or after April 1, 2015, being the earliest period presented in the annual standalone financial statements of the Company, have been restated, as described in notes 6 and 7 below, to give effect of the said merger.

5	Exceptional item comprises of the following:

	Quarter ended			Year ended
Particulars	31.03.2017 (Audited)	31.12.2016 (Unaudited)	31.03.2016 (Audited)	31.03.2017 (Audited)	31.03.2016 (Audited)
Impairment charge/(reversal) on
- Property, plant and equipment and exploration assets	(50.69)	—	16,232.96	(50.69)	16,232.96
- Investments in subsidiaries	(313.42)	—	4,851.19	(313.42)	4,851.19
Net expense/(gain) on recognition or settlement of obligations undertaken pursuant to the merger referred to in note 4 above	(3,157.33)	1,180.37	435.32	(959.99)	4,480.09
Voluntary Retirement Scheme	—	—	—	—	23.78

Total	(3,521.44)	1,180.37	21,519.47	(1,324.10)	25,588.02

Deferred tax /(benefit) on above	87.04	—	(5,627.84)	87.04	(5,636.07)

Total	(3,434.40)	1,180.37	15,890.63	(1,237.06)	19,951.95

6	Reconciliations of net profit as per erstwhile Indian GAAP as previously reported and Ind AS is as follows:

(₹ in Crore)

Particulars	Quarter ended March 31, 2016	Year ended March 31, 2016
Profit as per Indian GAAP
Vedanta Limited	3,882.29	5,471.88
Cairn India Limited	347.18	853.53

Ind AS adjustments
Vedanta Limited
Depreciation on fair valuation of items of property plant and equipment assets	174.93	61.88
Others	(7.95)	2.38
Deferred tax impact	42.46	491.74

Cairn India Limited
Change in depletion, depreciation and exploration costs	(147.64)	(101.22)
Effect of measuring current investments at fair value	(107.74)	298.25
Effect of reversal of impairment charge due to differences in carrying value of underlying assets	(502.62)	(502.62)
Effect of unwinding of discount on site restoration liability	(7.73)	(29.33)
Others	(19.43)	(123.67)
Deferred tax impact	194.18	92.53

Merged entity
Amortisation and impairment of oil and gas assets	(14,446.73)	(15,359.43)
Impairment of investment in subsidiaries of Cairn India Limited	(3,724.85)	(3,724.85)

Net expense on recognisition or settlement of obligations undertaken pursuant to the merger	(435.32)	(4,480.09)
Dividend from Cairn India Limited reversed		(177.81)
Others	6.32	3.75
Deferred tax impact	5,358.12	5,316.85

Loss as per Ind AS	(9,394.53)	(11,906.23)

Add: Other Comprehensive Income/(Loss)	(94.64)	1,100.64

Total Comprehensive Loss	(9,489.17)	(10,805.59)

7	Reconciliations of Equity as per erstwhile Indian GAAP as previously reported and Ind AS is as follows:

Particulars	As at March 31, 2016
Equity as per Indian GAAP
Vedanta Limited	43,908.56
Cairn India Limited	37,258.84

Ind AS adjustments
Vedanta Limited
Increase in investment in subsidiary on fair valuation	43,296.46
Change in value of certain items of Property, Plant and Equipments on fair valuation, net of effect of depreciation thereon	(1,724.95)
Other adjustments	94.15
Deferred tax impact	(598.72)

Cairn India Limited
Effect of measuring current investments at fair value through profit or loss	1,621.66
Dividend and tax on dividend recognized in subsequent year	676.96
Change in depletion, depreciation and carrying value of exploration costs	88.70
Discounting of site restoration liability	133.48
Other adjustments	(89.95)
Effect of foreign currency translation	470.60
Deferred tax impact	(147.73)

Merged entity

Amortisation and impairment of oil and gas assets	(33,881.48)
Impairment of investment in subsidiaries transferred on merger	(6,562.32)
Net expense on recognition of obligations undertaken pursuant to the merger	(15,900.22)
Other adjustments	3.61
Deferred tax impact	9,989.20
Effect of foreign currency translation	600.59

Equity as per Ind AS	79,237.44

8	Additional disclosures as per Regulation 52(4) of Securities and Exchange Board of India (Listing Obligations and Disclosures Requirement) Regulations, 2015:

a)	Previous due date of Interest/Principal repayment, payment made on respective due date:

Previous Due Date (1st October to 31st March 2017)
S. No.	Particulars	Principal Due Date	Interest Due Date
1	NCD - INE205A07014 bearing int @ 9.36%	—	1st November 2016
2	NCD - INE205A07022 bearing int @ 9.36%	—	1st November 2016
3	NCD - INE268A07137 bearing int @ 9.24%	—	20th December 2016
4	NCD - INE268A07103 bearing int @ 9.40%	—	25th October 2016
5	NCD - INE268A07111 bearing int @ 9.40%	—	27th November 2016
6	NCD - INE268A07129 bearing int @ 9.24%	—	6th December 2016

b)	Next due date of Interest/Principal repayment along with amount due is as follow:

		Next Due Date and Amount due (1st April to 30th September 2017)
S. No.	Particulars	Principal Due Date	Amount Due (Rs. Crore)	Interest Due Date	Amount Due (Rs. Crore)
1	NCD - INE268A07152 bearing int @ 9.17%	—	—	4th July 2017	68.78
2	NCD - INE268A07160 bearing int @ 9.17%	—	—	5th July 2017	41.27
3	NCD - INE268A07145 bearing int @ 9.10%	—	—	5th April 2017	227.50
4	NCD - INE205A07030 bearing int @ 9.70%	—	—	18th August 2017	194.00

c)	During the last half year ended 31st March 2017 the Credit Rating by CRISIL for the NCD’s issued has improved from “AA-/Stable” to “AA-/Positive” and recently the same has been upgraded to “AA/Stable”.

d)	The Listed Non-Convertible debentures of the company aggregating ₹ 11,250.00 Crore as on 31st March 2017 are secured by way of first mortgage/charge on certain assets of the company, and the asset cover thereof exceeds 125% and 100% of the principal amount of ₹ 9,200.00 Crore and ₹ 2,050.00 Crore respectively, as required as per the terms of the Issue.

		(₹ in Crore except as stated)
	Particulars	31st March 2017	31st March 2016
e)	Net Worth (Equity + Reserves and surplus)	79,768.10	79,237.44
f)	Debenture Redemption Reserve	1,679.79	887.14
g)	Interest Service Coverage Ratio (No. of times)	4.95	5.20
h)	Debt Service Coverage Ratio (No. of times)	2.60	2.66
i)	Debt-Equity Ratio (No. of times)	0.54	0.42

Formulae for computation of ratios are as follows:

a)	Debt equity ratio	Debt / (paid up equity capital + reserves and surplus)

b)	Debt service coverage ratio	Earnings before interest, depreciation, tax and exceptional items/ (interest expense + principal payments of long term loans)

c)	Interest service coverage ratio	Earnings before interest, depreciation, tax and exceptional items / interest expense

9	The figures of the last quarter are the balancing figures between audited figures for the full financial year and unaudited year to date figures up to the third quarter of the respective financial year, after considering the effect of the restatment described in note 3 and 4 above.

By Order of the Board

Place : Mumbai	Thomas Albanese
Dated : May 15, 2017	Chief Executive Officer & Whole Time Director

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai–400093, Maharashtra

STATEMENT OF AUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2017

(₹ in Crore except as stated)

		Quarter ended				Year ended
S. No.	Particulars	31.03.2017 (Audited) (Refer Note 8)	31.12.2016 (Unaudited)		31.03.2016 (Audited) (Refer Note 8)	31.03.2017 (Audited)	31.03.2016 (Audited)
1	Revenue

	a) Revenue from operations	23,691.39	20,391.17		16,864.58	76,171.25	67,992.71

	b) Other income	920.76	1,014.19		1,308.03	4,580.59	4,443.56

	Total Revenue	24,612.15	21,405.36		18,172.61	80,751.84	72,436.27

2	Expenses

	a) Cost of materials consumed	6,550.28	6,077.58		5,520.43	22,459.73	21,012.28

	b) Purchases of Stock-in-Trade	101.02	93.75		144.14	648.78	780.77

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	126.90	(762.99)		252.95	(1,228.99)	318.90

	d) Power & fuel charges	2,985.18	2,781.73		2,052.57	10,232.51	9,182.21

	e) Employee benefits expense	591.28	618.83		533.78	2,339.34	2,458.26

	f) Excise Duty on sales	1,180.12	975.95		953.32	3,946.22	3,730.95

	g) Finance costs	1,503.48	1,508.22		1,562.08	5,855.04	5,778.13

	h) Depreciation, depletion and amortization expense	1,603.69	1,581.14		2,082.10	6,291.50	8,572.44

	i) Other expenses	4,806.52	4,739.35		3,891.33	16,441.74	15,357.78

3	Total expenses	19,448.47	17,613.56		16,992.70	66,985.87	67,191.72

4	Profit before exceptional items and tax	5,163.68	3,791.80		1,179.91	13,765.97	5,244.55

5	Exceptional Items	114.40	—		33,645.37	114.40	33,784.72

6	Profit/(loss) before tax	5,049.28	3,791.80		(32,465.46)	13,651.57	(28,540.17)

7	Tax expense/(benefit) :
	a) Net Current tax expense/(benefit)	760.01	607.93		459.27	2,301.51	1,941.77
	b) Distribution tax on dividend from subsidiaries	1,390.87	106.69		1,277.96	1,641.82	1,621.04
	c) Net Deferred tax (benefit)/expense	(90.48)	(70.89)		(13,098.76)	(165.02)	(14,240.36)

	Net Tax expense/(benefit):	2,060.40	643.73		(11,361.53)	3,778.31	(10,677.55)

8	Profit/(loss) after tax for the period/year before share in profit/(loss) of jointly controlled entities and associates and Non-controlling interests	2,988.88	3,148.07		(21,103.93)	9,873.26	(17,862.62)

9	Add: Share in (loss)/profit of jointly controlled entities and associates	(0.84)	(2.04)		0.27	(2.67)	0.23

10	Profit/(loss) for the period/year after Share in Profit/(loss) of jointly controlled entities and associates (a)	2,988.04	3,146.03		(21,103.66)	9,870.59	(17,862.39)

11	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	32.79	0.75		(10.50)	22.21	3.46
	(b) Tax expense/(benefit) on items that will not be reclassified to profit or loss	(3.32)	1.65		(2.63)	(2.74)	(4.41)
ii.	(a) Items that will be reclassified to profit or loss	(847.08)	380.37		(139.22)	(285.66)	400.74
	(b) Tax expense/(benefit) on items that will be reclassified to profit or loss	(41.21)	(3.38)		2.01	3.85	8.48

	Total Other Comprehensive Income (b)	(769.76)	382.85		(149.10)	(264.56)	400.13

12	Total Comprehensive Income for the period/year (a + b)	2,218.28	3,528.88		(21,252.76)	9,606.03	(17,462.26)

13	Profit/(Loss) attributable to:
	a) Owners of Vedanta Limited	1,410.51	2,041.25		(13,839.41)	5,512.21	(12,270.47)
	b) Non-controlling interests	1,577.53	1,104.78		(7,264.25)	4,358.38	(5,591.92)

14	Other comprehensive income attributable to:
	a) Owners of Vedanta Limited	(152.37)	109.26		(91.85)	(18.20)	(701.52)
	b) Non-controlling interests	(617.39)	273.59		(57.25)	(246.36)	1,101.65

15	Total comprehensive income attributable to:
	a) Owners of Vedanta Limited	1,258.14	2,150.51		(13,931.26)	5,494.01	(12,971.99)
	b) Non-controlling interests	960.14	1,378.37		(7,321.50)	4,112.02	(4,490.27)

16	Net profit/(loss) after taxes, non-controlling interests and share in profit of jointly controlled entities and associates but before exceptional items	1,579.67	2,041.25		(416.09)	5,681.37	1,217.59

17	Paid-up equity share capital (Face value of ₹1 each)	296.50	296.50		296.50	296.50	296.50
18	Reserves excluding Revaluation Reserves as per balance sheet					60,128.36	43,742.67

19	Earnings/(loss) per share after exceptional items (₹) (*not annualised)

	-Basic	4.76 *	6.88	*	(46.68)*	18.60	(41.38)

	-Diluted	4.75 *	6.88	*	(46.68)*	18.59	(41.38)

20	Earnings/(loss) per share before exceptional items (₹) (*not annualised)

	-Basic	5.33 *	6.88	*	(1.40)*	19.17	4.11

	-Diluted	5.32 *	6.88	*	(1.40)*	19.16	4.11

					(₹ in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	31.03.2017 (Audited) (Refer Note 8)	31.12.2016 (Unaudited)	31.03.2016 (Audited) (Refer Note 8)	31.03.2017 (Audited)	31.03.2016 (Audited)
1	Segment Revenue
a)	Oil & Gas	2,131.01	2,149.36	1,716.83	8,204.07	8,625.57
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	6,108.18	4,845.25	2,937.79	16,577.03	13,574.91
	(ii) Silver - India	563.50	482.96	437.03	1,888.38	1,501.40

	Total	6,671.68	5,328.21	3,374.82	18,465.41	15,076.31
c)	Zinc - International	504.43	587.50	562.23	2,230.16	2,563.06
d)	Iron Ore	1,301.46	1,449.10	916.23	4,290.47	2,442.33
e)	Copper	6,803.45	5,440.07	5,767.63	22,128.45	22,069.09
f)	Aluminium	4,651.59	3,857.94	3,144.28	14,834.73	12,249.13
g)	Power	1,508.51	1,532.26	1,298.29	5,608.04	4,969.94
h)	Others	15.76	15.03	33.61	98.19	179.74

	Total	23,587.89	20,359.47	16,813.92	75,859.52	68,175.17

Less:	Inter Segment Revenue	36.76	63.49	32.32	192.61	524.15

	Sales/income from operations	23,551.13	20,295.98	16,781.60	75,666.91	67,651.02

	Other operating income	140.26	95.19	82.98	504.34	341.69

	Revenue from operations	23,691.39	20,391.17	16,864.58	76,171.25	67,992.71

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	515.28	340.47	(770.58)	1,137.36	(2,057.61)
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	2,945.19	2,125.45	766.62	7,070.40	4,617.27
	(ii) Silver - India	444.92	380.20	348.55	1,486.33	1,178.66

	Total	3,390.11	2,505.65	1,115.17	8,556.73	5,795.93
c)	Zinc - International	91.64	159.85	19.92	741.55	71.96
d)	Iron Ore	338.52	420.54	205.36	1,139.89	238.58
e)	Copper	377.19	393.89	485.78	1,478.92	1,992.83
f)	Aluminium	676.07	321.85	131.94	1,134.88	(77.36)
g)	Power	319.78	310.01	234.00	1,113.19	689.67
h)	Others	(7.56)	(13.15)	16.26	(19.32)	72.67

	Total	5,701.03	4,439.11	1,437.85	15,283.20	6,726.67

Less:	Finance costs	1,503.48	1,508.22	1,562.08	5,855.04	5,778.13
Add:	Other unallocable income net off expenses	966.13	860.91	1,304.14	4,337.81	4,296.01

	Profit before tax and exceptional items	5,163.68	3,791.80	1,179.91	13,765.97	5,244.55

Less:	Exceptional items	114.40	—	33,645.37	114.40	33,784.72

	Profit/(loss) before tax	5,049.28	3,791.80	(32,465.46)	13,651.57	(28,540.17)

					(₹ in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	31.03.2017 (Audited) (Refer Note 8)	31.12.2016 (Unaudited)	31.03.2016 (Audited) (Refer Note 8)	31.03.2017 (Audited)	31.03.2016 (Audited)
3	Segment assets
a)	Oil & Gas	16,913.78	19,830.77	21,688.80	16,913.78	21,688.80
b)	Zinc, Lead and Silver - Indiia	16,481.60	16,601.75	14,552.15	16,481.60	14,552.15
c)	Zinc - International	3,587.82	3,445.65	2,948.50	3,587.82	2,948.50
d)	Iron Ore	5,513.74	5,743.73	5,607.32	5,513.74	5,607.32
e)	Copper	8,317.41	9,565.07	8,312.51	8,317.41	8,312.51
f)	Aluminium	53,513.10	53,897.91	44,636.54	53,513.10	44,636.54
g)	Power	19,596.17	19,481.23	25,529.40	19,596.17	25,529.40
h)	Others	595.45	603.79	653.98	595.45	653.98
i)	Unallocated	74,510.53	66,122.55	71,301.90	74,510.53	71,301.90

	Total	199,029.60	195,292.45	195,231.10	199,029.60	195,231.10

4	Segment liabilities
a)	Oil & Gas	7,719.45	5,677.75	6,005.80	7,719.45	6,005.80
b)	Zinc, Lead and Silver - Indiia	4,753.29	3,479.47	3,441.65	4,753.29	3,441.65
c)	Zinc - International	1,126.56	732.04	834.87	1,126.56	834.87
d)	Iron Ore	1,546.56	1,309.52	1,145.79	1,546.56	1,145.79
e)	Copper	11,158.42	12,810.38	12,606.07	11,158.42	12,606.07
f)	Aluminium	13,279.85	11,693.11	7,219.94	13,279.85	7,219.94
g)	Power	1,880.98	2,179.19	4,488.44	1,880.98	4,488.44
h)	Others	62.84	59.01	52.46	62.84	52.46
i)	Unallocated	83,073.61	70,493.74	78,835.82	83,073.61	78,835.82

	Total	124,601.56	108,434.21	114,630.84	124,601.56	114,630.84

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore including pig iron, metallurgical coke (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment represents port/berth. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively.

Three units of 600 MW each at Jharsuguda and 1 unit of 270 MW at Balco, Korba have been converted from commercial power plant to captive power plant, pursuant to an order of Orissa Electricity Regulatory Authority and increased inhouse demand respectively. Accordingly, the revenue, results, segment assets and segment liabilities of these plants have been disclosed as part of Aluminium segment effective April 1,2016.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Consolidated Statement of Assets and Liabilities		(₹ in Crore)

Particulars		As at 31.03.2017 (Audited)	As at 31.03.2016 (Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	75,834.44	66,298.33
	(b) Capital work-in-Progress	17,670.89	27,925.96
	(c) Exploration intangible assets under development	9,885.79	10,535.37
	(d) Other Intangible assets	920.45	932.18
	(e) Financial assets
	(i) Investments	72.93	48.80
	(ii) Trade receivables	1,169.24	34.10
	(iii) Loans	26.42	11.29
	(iv) Others	2,989.29	2,699.73
	(f) Deferred tax assets (net)	7,492.02	8,518.60
	(g) Other non-current assets	3,354.75	2,870.48
	(h) Income Tax assets	2,817.27	2,512.99

	Total Non-current assets	122,233.49	122,387.83

2	Current assets
	(a) Inventories	9,627.89	8,011.65
	(b) Financial Assets
	(i) Investments	46,889.18	53,337.18
	(ii) Trade receivables	2,240.07	2,493.75
	(iii) Cash and cash equivalents	9,863.71	2,200.31
	(iv) Other bank balances	4,259.03	1,508.48
	(v) Loans	79.20	81.94
	(vi) Others	1,106.18	2,947.52
	(c) Current Tax Assets (Net)	13.60	276.70
	(d) Other Current Assets	2,717.25	1,985.74

	Total Current assets	76,796.11	72,843.27

	Total assets	199,029.60	195,231.10

B	EQUITY AND LIABILITIES

1	Equity
	Equity Share Capital*	371.75	296.50
	Other Equity	60,128.36	43,742.67

	Equity attributable to owners of Vedanta Limited	60,500.11	44,039.17

2	Non-controlling interests	13,927.93	36,561.09

	Total Equity	74,428.04	80,600.26

	Liabilities
3	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	30,255.14	49,378.41
	(ii) Other financial liabilities	3,375.59	416.18
	(b) Provisions	2,053.50	2,051.39
	(c) Deferred tax liabilities (Net)	2,083.67	3,250.75
	(d) Other non-current liabilities	4,158.40	5,193.85

	Total Non-current liabilities	41,926.30	60,290.58

4	Current Liabilities
	(a) Financial liabilities
	(i) Borrowings	32,244.87	12,289.56
	(ii) Trade payables	18,459.11	16,162.37
	(iii) Other financial liabilities	24,305.12	18,351.55
	(b) Other current liabilities	7,170.00	7,001.78
	(c) Provisions	293.09	350.96
	(d) Current Tax Liabilities (Net)	203.07	184.04

	Total Current Liabilities	82,675.26	54,340.26

	Total Equity and Liabilities	199,029.60	195,231.10

*	Equity share capital as at March 31, 2017 includes Rs.75.25 crores on account of equity shares which are to be issued pursuant to the merger (Refer Note 4)

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter and year ended March 31, 2017 have been reviewed by the Audit Committee and approved by the Board of Directors in their respective meetings held on May 15, 2017.

2	The Board of Directors in its meeting held on March 30, 2017 declared an interim dividend @ 1770% i.e. ₹ 17.70 per equity share of ₹ 1/- each. This together with first interim dividend already paid is 1945% i.e. ₹ 19.45 per equity share for the financial year 2016-17.

The Board had also approved dividend of ₹ 17.70 per equity share to shareholders of erstwhile Cairn India Limited, who have become shareholders of the Company on the record date i.e. April 27, 2017 fixed for the purpose, as detailed in note 4 below.

3	The financial results of the Company have been prepared in accordance with the Indian Accounting Standards (“Ind AS”) as prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder. The date of transition to Ind AS is April 1, 2015. The Company had previously issued its unaudited financial results for periods through December 31, 2016, prepared in accordance with the recognition and measurement principles of IND-AS, based on its preliminary selection of exemptions and accounting policies. Since all such policies and exemptions have now been finalised, financial results for all periods from April 1, 2015 have now been restated to give effect of the same.

4	On July 22, 2016, Vedanta Limited and Cairn India Limited revised the terms of the proposed merger between Vedanta Limited and Cairn India Limited which was initially announced on June 14, 2015. As per the revised terms, upon the merger becoming effective, non-controlling i.e. public shareholders of Cairn India Limited will receive for each equity share held in Cairn India Limited, one equity share in Vedanta Limited of face value ₹ 1 each and four 7.5% Redeemable Preference Shares in Vedanta Limited with a face value of ₹ 10 each. No shares were to be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India Limited.

During the current quarter, the Company received all substantive approvals, necessary for effecting the merger. The Board of Directors of the Company has made the Scheme of Arrangement between Vedanta Limited and Cairn India Limited and their respective shareholders’ and Creditors effective on April 11, 2017.

5	Reconciliations of equity and net profit as per erstwhile Indian GAAP as previously reported and Ind AS is as follows:

₹ in Crore

Particulars	Quarter ended Mar 31, 2016 (Audited) (Refer note 8)	Year ended Mar 31, 2016 (Audited)
Net profit/(loss) as per erstwhile Indian GAAP	(10,281.38)	(6,136.97)
Adjustments
Effect of measuring investments at fair value	(44.86)	962.03
Change in depletion, depreciation and amortisation of oil and gas assets, mining assets and other assets	(663.99)	(1,608.91)
Depreciation on fair valuation of items of property, plant and equipment	175.32	62.26
Impairment of oil & gas/mining assets, net of reversal of impairment of goodwill under erstwhile Indian GAAP	(21,332.82)	(21,332.82)
Effect of change in foreign exchange fluctuation- Oil and Gas business	(94.93)	(946.00)
Others	63.87	23.89
Deferred tax impact	12,353.09	12,735.17
Deferred tax on undistributed profits of subsidiary	(1,277.96)	(1,621.04)

Net profit/(loss) as per Ind AS	(21,103.66)	(17,862.39)

Other Comprehensive Income	(149.10)	400.13

Total Comprehensive income as per Ind AS	(21,252.76)	(17,462.26)

6	Reconciliation of Equity between IND-AS and erstwhile Indian GAAP:

Nature of adjustments	As at March 31, 2016
Equity as per erstwhile Indian GAAP	77,639.72
Adjustments
Effect of measuring investments at fair value	6,120.62
Fair valuation of items of property, plant and equipment as deemed cost & effect of depreciation thereon	(1,724.95)
Recognition of fair value of mining assets/oil and gas assets/other assets net of accumulated depreciation/amortisation and impairment	249.19
Change in foreign currency translation reserve	1,851.87
Discounting of site restoration liability and mine closure liability	186.11
Others	154.30
Deferred tax impact	(3,876.60)
Equity as per Ind AS	80,600.26

7	Exceptional items comprises of the following:

	Quarter ended			Year ended
	31.03.2017 (Audited) (Refer Note 8)	31.12.2016 (Unaudited)	31.03.2016 (Audited) (Refer Note 8)	31.03.2017 (Audited)	31.03.2016 (Audited)
Impairment charge/(reversal) relating to property, plant and equipment and exploration assets	114.40	—	33,637.08	114.40	33,637.08
Voluntary retirement expenses	—	—	8.29	—	147.64
Deferred tax expense /(benefit) on above	33.60	—	(12,335.12)	33.60	(12,369.01)
Non-controlling interests on above	21.16	—	(7,886.92)	21.16	(7,927.65)

8	The figures of the last quarter are the balancing figures between audited figures for the full financial year and unaudited year to date figures up to the third quarter of the current financial year after considering the effects of restatement described in note 3 above.

By Order of the Board

Place : Mumbai	Thomas Albanese
Dated : May 15, 2017	Chief Executive Officer & Whole Time Director